EXHIBIT 99.7

CONSENT OF EDWIN GUTIERREZ

CONSENT OF EXPERT

I hereby consent to the use of my name, Edwin Gutierrez, and reference to my name, and the technical information relating to the Updated Mineral Resource and Mineral Reserve estimates for the Caylloma Mine and the San Jose Mine contained under the heading “General Development of the Business – Three-Year History and Recent Developments” in the Annual Information Form of Fortuna Silver Mines Inc. (the “Company”) for the year ended December 31, 2015 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2015 filed with the United States Securities and Exchange Commission.

Dated:  March 29, 2016

“Edwin Gutierrez”

Edwin Gutierrez,

Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (SME Registered Member Number 4119110RM)